UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
STREAM GLOBAL SERVICES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of class of securities)

378981104
(CUSIP number)

Roman A. Bejger, Esq.
c/o Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, RI 02903
USA
(401) 751-1770

Solomon M. Hermosura
c/o Ayala Corporation
33/F Tower One & Exchange Plaza
Ayala Avenue
Makati City, Metro Manila, Philippines 1226
+63 (2) 916-5670

COPY TO:

Michael E. Weisser, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8249

(Name, address and telephone number of person authorized to receive notices and communications)

January 27, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	NAME OF REPORTING PERSON: EGS DUTCHCO B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) As of January 27, 2012, SGS Holdings LLC (“Parent”) directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the contribution to Parent (the “Contribution”) of 13,460,624 shares of Common Stock held by EGS Dutchco B.V. (“EGS Dutchco”), 20,524,270 shares of Common Stock held by NewBridge International Investment Ltd. (“NewBridge”) and 36,085,134 shares of Common Stock held by Ares Corporate Opportunities Fund II, L.P. (“Ares”), pursuant to the Contribution and Exchange Agreement, dated January 27, 2012, by and among Parent, EGS Dutchco, NewBridge and Ares (the “Contribution Agreement”).  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and Ares, ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company, LLC (collectively, the “Ares Entities”).  For additional information regarding Parent and the Ares Entities, see the statement on Schedule 13D filed by Parent (the “Parent Schedule 13D”) and Amendment No. 7 to the statement on Schedule 13D filed by the Ares Entities (the “Ares Schedule 13D”), with the Securities and Exchange Commission (the “Commission”) on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q (the “Q3 Quarterly Report”) for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011.

1.	NAME OF REPORTING PERSON: EGS LUXCO S.àr.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Contribution Agreement.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

1.	NAME OF REPORTING PERSON: PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		PN

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Contribution Agreement.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

1.	NAME OF REPORTING PERSON: PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		PN

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Contribution Agreement,.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

1.	NAME OF REPORTING PERSON: PEP VI INTERNATIONAL LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		PN

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Sponsors Contribution Agreement.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

1.	NAME OF REPORTING PERSON: AYALA CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		REPUBLIC OF THE PHILIPPINES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Contribution Agreement.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

1.	NAME OF REPORTING PERSON: AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0- (See Item 5)
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Contribution Agreement.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

1.	NAME OF REPORTING PERSON: LIVEIT INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Contribution Agreement.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

1.	NAME OF REPORTING PERSON: NEWBRIDGE INTERNATIONAL INVESTMENTS LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) X (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	70,070,028 (1) (See Items 4, 5 and 6)
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	70,070,028 (1) (See Items 4, 5 and 6)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		70,070,028 (1) (See Items 4, 5 and 6)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		91.6% (1)
14.	TYPE OF REPORTING PERSON:		HC

(1) As of January 27, 2012, Parent directly owns 70,070,028 shares of Common Stock (representing 91.6% of the outstanding Common Stock) as a result of the Contribution of 13,460,624 shares of Common Stock held by EGS Dutchco, 20,524,270 shares of Common Stock held by NewBridge and 36,085,134 shares of Common Stock held by Ares, pursuant to the Sponsors Contribution Agreement.  As a result of the Contribution, the Reporting Persons may be deemed members of a “group” for purposes of Section 13(d) of the Act with Parent and the Ares Entities.  For additional information regarding Parent and the Ares Entities, see the Parent Schedule 13D and the Ares Schedule 13D, filed with the Commission on January 31, 2012.  The percentage of class is calculated based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011, as reported by the Issuer in its Q3 Quarterly Report.

This Amendment No. 2 (this “Amendment No. 2”) amends the statement on Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “Commission”) on October 13, 2009 (the “Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D filed with the Commission on November 7, 2011, and is being filed by the Reporting Persons with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).

This statement is being jointly filed by (i) EGS Dutchco B.V. (“EGS Dutchco”), (ii) EGS Luxco S.àr.l. (“EGS Luxco”), (iii) Providence Equity Partners VI International L.P. (“Providence VI”), (iv) Providence Equity GP VI International L.P. (“Providence GP”), (v) PEP VI International Ltd. (“PEP VI” and collectively with EGS Dutchco, EGS Luxco, Providence VI and Providence GP, the “Providence Entities”), (vi) Ayala Corporation (“Ayala”), (vii) Azalea International Venture Partners Ltd. (“Azalea”), (viii) LiveIt Investments Limited (“LiveIt”) and (ix) NewBridge International Investment Ltd. (“NewBridge” and collectively with Ayala, Azalea and LiveIt, the “Ayala Entities”). The Ayala Entities and the Providence Entities are sometimes referred to as the “Reporting Persons” and each as a “Reporting Person.”

EGS Dutchco is a Dutch private company with limited liability and a wholly-owned subsidiary of EGS Luxco, a Luxembourg limited liability company, which is a wholly-owned subsidiary of Providence VI, a Cayman Islands exempted limited partnership, whose sole general partner is Providence GP, a Cayman Islands exempted limited partnership, whose sole general partner in turn is PEP VI, a Cayman Islands company with limited liability. Each of the Providence Entities have shared voting and dispositive power over the shares of the Issuer.

NewBridge, a British Virgin Islands company, is a wholly-owned direct subsidiary of LiveIt, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Azalea, a British Virgin Islands company, which is a wholly-owned direct subsidiary of Ayala, a Philippines corporation.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Information regarding source and amount of funds to be used in the Merger (as defined below) is described in Item 4 below and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On January 27, 2012, each of Ares, EGS Dutchco and NewBridge simultaneously contributed all of the shares of Common Stock they owned to Parent, pursuant to the Contribution Agreement (as described in Item 6 of this Amendment No. 2), in exchange for units of membership interest in Parent (the “Contribution”).  Pursuant to the Contribution Agreement, Ares Corporate Opportunities Fund II, L.P. (“Ares”), NewBridge and EGS Dutchco contributed 36,085,134 shares, 20,524,270 shares and 13,460,624 shares of Common Stock, respectively, to Parent in the Contribution, or approximately 47.2%, 26.8% and 17.6%, respectively, of the total issued and outstanding shares of Common Stock, and in exchange received units of membership interest in Parent.  The Contribution resulted in Parent acquiring 91.6% of the total issued and outstanding shares of Common Stock (based upon 76,507,373 shares of Common Stock outstanding on October 28, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed with the Commission on November 2, 2011).  There was no cash consideration for the transaction.

On January 31, 2012, the Reporting Persons, Parent and the Ares Entities filed a Schedule 13e-3 with the Commission announcing Parent’s intention to, from time to time, seek to acquire additional shares of Common Stock in privately-negotiated transactions with certain selected stockholders of the Issuer.  Any such acquisitions would be financed by loans from EGS Dutchco, NewBridge and Ares to Parent.  There is no assurance, however, that Parent will engage in any such purchases, or that it will finance any such purchases through such loans.  Thereafter, Parent intends to evaluate whether to conduct a “short-form” merger (the “Merger”), pursuant to which a newly-formed Delaware corporate subsidiary of Parent (“MergerSub”) would merge with and into the Issuer, with the Issuer as the surviving corporation (the “Surviving Corporation”) under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) as a means of acquiring all of the other shares of Common Stock not owned directly or indirectly by Parent.  Pursuant to the terms of the Merger as currently contemplated, each share of Common Stock (other than shares of Common Stock held by the Issuer, directly or indirectly by Parent or MergerSub or by stockholders who properly perfect appraisal rights under the DGCL) would be converted into the right to receive $3.25 in cash, and the outstanding shares of capital stock of MergerSub would be converted into shares of common stock, par value $0.001 per share, of the Surviving Corporation (the “Private Stock”), and the Surviving Corporation would become wholly-owned by Parent.  The Private Stock would not be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Parent currently contemplates using the proceeds from loans made by EGS Dutchco, NewBridge and Ares to fund the Merger if it is consummated.  If it determines to consummate the transactions described above, MergerSub would be authorized under Section 253 of the DGCL to effect the Merger without the approval of the Issuer’s board of directors or stockholders.  Upon consummation of the Merger, the Issuer’s stockholders (as of immediately prior to the Merger) would no longer hold stock in the Issuer.  Under Delaware law, the exclusive remedy for minority stockholders who object to a short-form merger is appraisal rights (subject to their compliance with the applicable appraisal procedures under Delaware law), absent fraud or illegality.

If the Merger should occur, it is contemplated that, thereafter Parent would cause the Surviving Corporation to delist the shares of Common Stock from trading on the NYSE Amex and terminate the registration of the shares of Common Stock under Sections 12(b) and 12(g) of the Exchange Act.

The Providence Entities and the Ayala Entities each review on a continuing basis their investment in Parent and Parent’s investment in the Issuer.  Based on such review, the transactions, or any part of the transactions, described above may not be carried out, or may not be carried out in any particular time frame, at any time for any reason.  Furthermore, the Providence Entities, individually or in the aggregate, or the Ayala Entities, individually or in the aggregate, may, or may cause Parent to, directly or indirectly, from time to time, acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Providence Entities and the Ayala Entities, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Providence Entities and the Ayala Entities may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D promulgated under the Act.  In addition, from time to time the Providence Entities and the Ayala Entities and their respective representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.            Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)           Aggregate Number and Percentage of Securities.          See Items 11 and 13 of the cover pages to this Amendment No. 2 for the aggregate number of shares of Common Stock and the percentage of shares of Common Stock beneficially owned by each of the Providence Entities and the Ayala Entities.  Together with the Ares Entities, the Reporting Persons beneficially own 70,070,028 shares of Common Stock or 91.6% of the outstanding Common Stock.  The individuals on Exhibit 1 to Amendment No. 1 disclaim beneficial ownership of the Common Stock beneficially owned by the Reporting Persons, Parent and the Ares Entities.

(b)           Power to Vote and Dispose.          See Items 7-10 of the cover pages to this Amendment No. 2 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.  See Items 7-10 of the cover pages to the Ares Schedule 13D and the Parent Schedule 13D for the number of shares of Common Stock beneficially owned by the Ares Entities and Parent, respectively, as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           Transactions within the past 60 days.          Except for the information set forth or incorporated by reference herein or in Items 3, 4 or 6, none of the Reporting Persons nor, to the best of their knowledge, any of their respective officers and directors set forth on Exhibit 1 to Amendment No. 1, has effected any transaction related to the Common Stock during the past 60 days.

(d)           Certain Rights of Other Persons.          Not applicable.

(e)           Date Ceased to be a 5% Owner.           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented by the information provided in Item 4 of this Amendment and is incorporated herein by reference.

Limited Liability Company Agreement

On January 27, 2012, incident to the Contribution, Ares, EGS Dutchco and NewBridge entered into a Limited Liability Company Agreement of Parent, dated as of January 27, 2012 (the “LLC Agreement”).  Pursuant to the LLC Agreement, EGS Dutchco, NewBridge and Ares share control of Parent and therefore share voting and dispositive power over the shares of Common Stock held by Parent.  Pursuant to the LLC Agreement, the Board of Managers (as defined in the LLC Agreement) will cause Parent to vote the shares of Common Stock held by Parent in a manner consistent with the provisions of (i) the Stockholders Agreement, dated as of October 1, 2009, by and among the Issuer, EGS Dutchco, NewBridge and Ares and certain other parties, and (ii) the Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, by and among the Issuer, EGS Dutchco, NewBridge, Ares and certain other parties, as though each of EGS Dutchco, NewBridge and Ares continued to directly own the shares of Common Stock in the same amounts as each of them did immediately prior to the Contribution.

The members of Parent are subject to restrictions on the transfer of the units of membership interest in Parent they hold.  A member of Parent may not, directly or indirectly, transfer, dispose, withdraw or otherwise pledge any portion of its units of membership interest in Parent to any person without the prior written consent of the Board of Managers of Parent.  In addition, any of EGS Dutchco, NewBridge or Ares may cause the dissolution of Parent on two days written notice.  Upon dissolution, Parent shall, subject to satisfying any liabilities and obligations to its creditors, distribute the shares of Common Stock held by it to the members of Parent.

Contribution and Exchange Agreements

On January 27, 2012, Parent, EGS Dutchco, NewBridge and Ares entered into a Contribution and Exchange Agreement, dated as of January 27, 2012 (the “Contribution Agreement”).  Pursuant to the Contribution Agreement, each of EGS Dutchco, NewBridge and Ares simultaneously contributed all of the shares of Common Stock held by each of them to Parent in exchange for units of membership interests in Parent.

Item 7.             Material to be Filed as Exhibits.

Exhibit No.	Description	Location

Exhibit 10
Limited Liability Company Agreement of SGS Holdings LLC, dated as of January 27, 2012, by and among Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd.
Incorporated by reference to Exhibit 1 to the statement on Schedule 13D filed by SGS Holdings LLC with the Commission on January 31, 2012.

Exhibit 11
Contribution and Exchange Agreement, dated as of January 27, 2012, by and among SGS Holdings LLC, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd.
Incorporated by reference to Exhibit 2 to the statement on Schedule 13D filed by SGS Holdings LLC with the Commission on January 31, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2012

EGS DUTCHCO B.V.

By:	/s/ Siniša Krnic
	Name:	Siniša Krnic
	Title:	Director

EGS LUXCO S.ÀR.L.

By:	/s/ Siniša Krnic
	Name:	Siniša Krnic
	Title:	Manager

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P. By: Providence Equity GP VI International L.P., its sole general partner By: PEP VI International Ltd., its sole general partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P. By: PEP VI International Ltd., its sole general partner

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

PEP VI INTERNATIONAL LTD.

By:	/s/ Robert S. Hull
	Name:	Robert S. Hull
	Title:	Secretary, Treasurer and Chief Financial Officer

AYALA CORPORATION

By:	/s/ Delfin Gonzalez Jr. / Solomon Hermosura
	Name:	Delfin Gonzalez Jr. / Solomon Hermosura
	Title:	Managing Directors

AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED

By:	/s/ Delfin Gonzalez Jr.
	Name:	Delfin Gonzalez Jr.
	Title:	Authorized Signatory

LIVEIT INVESTMENTS LIMITED

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

By:	/s/ Alfredo I. Ayala
	Name:	Alfredo I. Ayala
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description	Location
Exhibit 10
Limited Liability Company Agreement of SGS Holdings LLC, dated as of January 27, 2012, by and among Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd.
Incorporated by reference to Exhibit 1 to the statement on Schedule 13D filed by SGS Holdings LLC with the Commission on January 31, 2012.
Exhibit 11
Contribution and Exchange Agreement, dated as of January 27, 2012, by and among SGS Holdings LLC, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V. and NewBridge International Investment Ltd.
Incorporated by reference to Exhibit 2 to the statement on Schedule 13D filed by SGS Holdings LLC with the Commission on January 31, 2012.